

March 4, 2013

Via E-mail
Kamilya Kucherova
Chief Executive Officer, Chief Financial Officer and Director
Translation Group Inc.
311 S Division Street
Carson City, Nevada 89703-4202

> **Re: Translation Group Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 15, 2013**
> **File No. 333-185580**

Dear Ms. Kucherova:

We have reviewed your amended registration statement and supplemental response dated February 15, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated January 18, 2013. However, we note you reported no revenue in your Income Statement for the period from August 28, 2012 to October 31, 2012 and you have generated nominal revenue since that time. As such, these facts, coupled with a lack of disclosure about any actual operations other than a business plan, investigation into the demand for online translation services, execution of an agreement with a contracting company to provide translation services, and launching of a limited website suggest that your operations, if any, are nominal. In addition, your only assets continue to consist of $5,100 in cash. Together, these factors suggest that you are a shell company, as defined in Rule 405 of Regulation C. Please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please add a related risk factor.

2. We note your response to comment 2 in our letter dated January 18, 2013. However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

- Your disclosure indicates you are a development stage company issuing penny stock;
- You have reported no revenue and disclosed nominal revenue since your last balance sheet date;
- You have no assets, except $5,100 in cash;
- You have limited operations and it is unclear whether you will be able to operate within the next twelve months; and
- Your registration statement contains very general disclosure related to the nature of your business plan.

In the adopting release to Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed analysis addressing each of the issues described above in explaining why the company is not a blank check company. Additionally, please revise your disclosure in the next amendment to your registration statement to state whether or not you have any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company. Your supplemental response addressing this request is insufficient in this regard.

Risk Factors, page 5

6. If we do not attract customers, we will not make a profit …, page 6

3. We note the last sentence of your response to comment 19 in our letter dated January 18, 2013 and note that you did not revise risk factor 6 (previously risk factor 5) as stated in your response. Since you indicate on page 14 that you have executed an agreement with Ak Nort Translation Agency in which revenues were generated in January 2013, it appears that you do have customers that have purchased services from you. Please revise risk factor 6 in your next amendment or tell us why you believe no revision is necessary.

14. Our sole director has no professional experience with e-commerce or …, page 7

4. We note your response to comments 8 and 21 in our letter dated January 18, 2013 and the revision you made on page 7. Please revise this risk factor to set forth the risks to your business as previously requested. As currently drafted, this is merely a statement of fact and does not describe any associated risks.

Management's Discussion and Analysis, page 14

Results of Operations, page 17

5. We note that you revised your results of operation discussion to cover the period from inception through February 15, 2013. Please provide an analysis of results of operations for each period presented in your financial statements, which is currently from inception through your October 31, 2012 year end. Please separately discuss any material events that occurred subsequent to the balance sheet date, such as the fact that you began generating revenues in January 2013. Refer to Item 303 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Attorney Advisor, at (202) 551-3797, Catherine Brown, Attorney Advisor, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Thomas E. Stepp
       Stepp Law Corporation